UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 24 February 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X                  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                     No X

Issued by Harmony Gold
Mining Company Limited

24 February 2010

For more details contact:

Esha Brijmohan
Investor Relations Officer
on +27 (0)82 759 1775

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE: HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228

Harmony appoints Mashego Mashego as Executive Director
Johannesburg. Wednesday, 24 February 2010. Harmony Gold Mining Company
Limited (“Harmony”) is pleased to announce the appointment of Harry Ephraim
(“Mashego”) Mashego as Executive Director, effective 24 February 2010.

Mashego, (45) who has more than 20 years’ experience in human resources, began his career as Human Resources Manager at Eskom. He then progressed in the field at JCI, Atlantis Diesel Engines and Foskor Ltd respectively. He joined Harmony in
July 2005 as Group Human Resources Development Manager and was shortly thereafter promoted to General Manager at Harmony’s Evander Operations in
November 2005. In August 2007 he was appointed to the Executive of Harmony as
Human Resources Executive.

Harmony Gold Mining Company Limited’s Chief Executive Officer, Graham Briggs
said, “We are delighted to welcome Mashego into his new role as Executive Director:
Organizational Development and Transformation. At Harmony, our people are our assets and we are confident that Mashego’s wealth of knowledge in human resources and his experience as member of Harmony’s Executive team will make him successful. We wish him all the best.”

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 24, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director